Stradley Ronon Stevens & Young, LLP
A Pennsylvania Limited Liability Partnership
Woodland Falls Corporate Park
200 Lake Drive East, Suite 100
Cherry Hill, NJ  08002-1171
Telephone  856.321.2400
Fax  856.321.2415
www.stradley.com

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

Re:         Tasty Baking Company
Form 10-K for the Fiscal Year Ended December 26, 2009
Filed March 11, 2010
Schedule 14A Definitive Proxy Statement
Filed March 30, 2010
File No. 001-05084

Dear Ms. Parker:

Thank you for taking the time to speak with me today regarding the SEC comment letter to our client, Tasty Baking Company (“Company”), dated September 27, 2010, which the Company received on October 4, 2010.

As we discussed, the Company is seeking some additional time to respond to the SEC comment letter.  Accordingly, this letter serves to confirm our conversation that the Company will be filing its response on or before Tuesday, October 26, 2010.

I appreciate your cooperation in this matter.   Please call me if you have any questions in the interim.  I can be reached at 856-321-2413.

Sincerely,

/s/ Eric D. Schoenborn

Eric D. Schoenborn
cc:           Caroline Kim
Paul D. Ridder